June 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Keira Nakada
Doug Jones
Eric Envall
Dietrich King

Re:	Accolade, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Submitted February 28, 2020
File No. 333-236786

Dear Ms. Nakada and Messrs. Jones, Envall and King:

On behalf of Accolade, Inc. (“Accolade” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 19, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Registration Statement.

Amendment No. 1 to Form S-1 filed June 16, 2020 Management's Discussion and Analysis of Financial Condition and Results of Operations Quarterly Results of Operations Quarterly Trends, page 93

1.	You state operating expenses decreased during the fourth quarter of fiscal 2020 primarily due to a decrease in the funding of your bonus accrual. Please explain how funding of your bonus accrual impacted the amount of operating expenses recorded.

Response: The Company’s bonus compensation plan is typically paid via cash disbursements subsequent to the end of the fiscal year, and the Company accrues for such bonus payout throughout the fiscal year based upon the anticipated achievement of the underlying objectives. Due to the COVID-19 pandemic, subsequent to February 29, 2020, the Company decided to issue fully-vested stock options in lieu of cash payments, which resulted in less expense related to the fiscal 2020 bonus. The bonus expense amount was determined based upon the fair value of the stock options at the time such options were approved for issuance. Accordingly, the Company adjusted the bonus accrual and related expense during the fourth quarter of fiscal 2020.

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355
t: (206) 452-8700 f: (206) 452-8800 cooley.com

June 24, 2020
Page Two

Notes to Consolidated Financial Statements (14) Change Healthcare Joint Development Agreement, page F-35

2.	Please tell us and disclose as appropriate how you account for the revenues and related costs associated with each of the JDA and data licensing agreement.

Response: The Company entered into the Change Healthcare agreements on February 28, 2020, and accordingly there was no impact in the Company’s Consolidated Statements of Operations for the fiscal year ended February 29, 2020 related to these agreements. Additionally, in response to the Staff’s comment, the Company has revised the disclosure in Footnote 14 on pages F-36 and F-37 of the Amended Draft Registration Statement.

Please contact me at (206) 452-8756 with any questions or further comments.

Sincerely,

/s/ Alan D. Hambelton
Alan D. Hambelton

cc:	Rajeev Singh, Accolade, Inc.

Stephen Barnes, Accolade, Inc.

Richard Eskew, Accolade, Inc.

John W. Robertson, Cooley LLP

Christopher J. Austin, Paul Hastings LLP

James M. Shea, Jr., Paul Hastings LLP

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355
t: (206) 452-8700 f: (206) 452-8800 cooley.com